                                                                      Exhibit 12

                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)

                                            SIX MONTHS
                                              ENDED                         YEARS ENDED OCTOBER 31,
                                             APRIL 30,  ---------------------------------------------------------------
                                               2003       2002         2001              2000       1999         1998
                                             --------   --------     ---------         --------   --------     --------
Earnings (loss) from operations
  before income taxes..................      $ 30,587   $ 49,321(2)  $(187,181)(3)(4)  $105,187   $142,551(5)  $ 64,964(6)

Fixed charges:
  Interest charges (1).................        27,316     62,655        64,235           62,748     55,543       44,107
  Interest portion of lease expense....           896      2,258         2,882            3,379      2,859         2,814
                                             --------   --------     ----------        --------   --------     --------
Total fixed charges....................        28,212     64,913        67,117           66,127     58,402       46,921

Earnings (loss) from operations before
  income taxes and fixed charges, less
  capitalized interest.................      $ 58,639   $113,918(2)  $(120,727)(3)(4)  $169,960   $200,118(5)  $111,599(6)
                                             ========   ========     =========         ========   ========     ========

Ratio of earnings to fixed charges.....          2.08       1.75(2)         --(3)(4)       2.57       3.43(5)      2.38(6)
                                             ========   ========     =========         ========   ========     ========

(1) Includes capitalized interest expense of $160 for the six months ended April 30, 2003 and $316, $663, $1,354, $835 and $286 for fiscal years ended 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale. Excluding this charge, the Company's ratio of earnings to fixed charges for fiscal year 2002 would have been 2.04.

(3) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(4) Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the Company's ratio of earnings to fixed charges would have been 2.21.

(5) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

(6) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

----------

      During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.